FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 29, 2007 Commission File Number 000-28522
ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: May 29, 2007	By:	/s/ Kenneth Hsiang

	Name:	Kenneth Hsiang
	Title:	Chief Financial Officer

ASE TEST LIMITED
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eleventh Annual General Meeting of ASE TEST LIMITED will be held at 7 Ang Mo Kio Street 64 #01-01, Singapore 569086 on Friday, 29th June, 2007 at 10.00 a.m. (Singapore time) to transact the following business:-

ORDINARY BUSINESS

1.	ACCOUNTS AND REPORTS

To receive and consider and, if thought fit, to adopt the Audited Accounts of the Company together with the Reports of the Directors and the Auditors in respect of the financial year ended 31 December, 2006.

2.	RE-APPOINTMENT OF AUDITORS

To re-appoint Messrs Deloitte & Touche as auditors of the Company and to authorise the Directors to fix their remuneration for the next financial year.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

3.	AUTHORITY TO ISSUE SHARES

To consider and, if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution:-

“RESOLVED That, pursuant to the provisions of Section 161 of the Companies Act, Cap. 50 and subject to the provisions of that Act and the Articles of Association of the Company, the Directors be and are hereby authorised to issue shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose and that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.”

4.           AUTHORITY TO ISSUE SECURITIES

To consider and, if thought fit, to pass, with or without modification, the following resolution as an Ordinary Resolution:-

“RESOLVED That, subject to the provisions of the Companies Act, Cap. 50 and the Articles of Association of the Company, approval be and is hereby given to the Directors to:-

(i)	(a)
create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new ordinary shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

(b)	create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

(c)
make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

(ii)	allot and issue from time to time:-

(a)
such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

(b)
on the same basis as paragraph (ii)(a) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

(c)	such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

(iii)
take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.”

5.             DIVIDEND POLICY

To consider and if thought fit, to approve the continued adoption of the following as the dividend policy of the Company:-

“That the Company’s earnings be retained to finance the development and expansion of the Company’s business and operations and that no dividends be paid for the foreseeable future.”

Dated this             day of                      2007

BY ORDER OF THE BOARD

_________________________
TAN SU MAY
Secretary

ASE Test Limited and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2004, 2005 and 2006 and
Report of Independent Registered
Public Accounting Firm

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

ASE TEST LIMITED

We have audited the consolidated financial statements of ASE Test Limited as set out on pages 11 to 66 (the “ROC GAAP financial statements”) and the supplementary financial statements of the Company set out on pages 67 to 73 (the “supplementary financial statements”) and, collectively, the “statutory financial statements”.

The ROC GAAP financial statements have been prepared to present the consolidated financial position, results, changes in equity and cash flows of the ASE Test Limited (“the company”) and its subsidiaries (“the Group”) under generally accepted accounting principles applicable in the Republic of China (“ROC GAAP”). The supplementary financial statements have been prepared to present the financial position of the Company and other additional information as required by the Singapore Companies Act, Cap. 50 (the “Act”).

Directors’ Responsibility

The Company’s directors are responsible for the preparation and fair presentation of the statutory financial statements in accordance with generally accepted accounting principles applicable in the Republic of China and the Act.  This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a)
the consolidated financial statements of the group and the balance sheet of the company are properly drawn up in accordance with the provisions of the Act, as modified by exemption orders granted by the Accounting and Corporate Regulatory Authority of Singapore dated February 10, 2006 and generally accepted accounting principles applicable in the Republic of China so as to give a true and fair view of the state of affairs of the group and of the company as at December 31, 2006 and of the results, changes in equity and cash flows of the group applicable for the year ended on that date; and

(b)
the accounting and other records required by the Act to be kept by the company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Certain accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).  A description of the differences and the adjustments required to present the consolidated financial statements in US GAAP are set out in Note 24 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to:

a)
Note 21 to the financial statements.  The Company incurred fire damage to its production line in Chung Li, Taiwan on May 1, 2005 and recognised an estimated loss of $52,014 thousand to its machinery and equipment, less $790 thousand of insurance receivable in 2005.  In June 2006, the Company reached final settlement with the insurers.  The final settlement amount of $27,289 thousand, less the $790 thousand recorded in 2005, was recorded in the current period.  The Company also reversed $5,641 thousand of previously recorded impairment charges on these fire-damaged machinery and equipment due to subsequent value increase.

b)
Note 3 to the financial statements.  The Company adopted Republic of China Statement of Financial Accounting Standard No. 5, “Long-term Investments under Equity Method” and No. 25 (Revised 2005), “Business Combinations – Accounting Treatment under Purchase Method”, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortised.  Such a change in accounting principle resulted in an increase in net income of $4,966 thousand and basic earnings per share (after tax) of $0.05 for the year ended December 31, 2006.

c)
Note 3 to the financial statements.  The Company adopted Republic of China Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement” and No. 36 “Financial Instruments: Disclosures and Presentation”.  Upon adoption of the SFAS No. 34, carrying amounts of the available-for-sale financial assets were adjusted to fair value, and the Company recognised $83,751 thousand of unrealised gain as a separate component of shareholders’ equity.

There was no effect on net income for the year ended December 31, 2006.

Deloitte & Touche
Certified Public Accountants

Singapore
April 30, 2007

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Par Value)

	2005	2006
ASSETS

CURRENT ASSETS
Cash (Notes 2 and 4)	$138,211	$89,715
Financial assets at fair value through profit or
loss (Notes 2, 3, 5 and 17)	176	-
Available-for-sale financial assets - current
(Notes 2, 6 and 17)	-	89,341
Notes and accounts receivable, net (Notes 2 and 7)	77,334	57,875
Receivables from related parties (Note 18)	20,277	14,618
Inventories, net (Notes 2 and 8)	21,239	16,935
Deferred income tax assets, net (Notes 2 and 16)	8,933	23,561
Pledged time deposit (Note 19)	1,902	-
Prepayments and other (Note 3)	17,415	13,509

Total current assets	285,487	305,554

LONG-TERM INVESTMENTS
Available-for-sale financial assets (Notes 2, 3, 6
and 17)	81,251	204,851
Equity method investments (Notes 2, 3 and 9)	57,974	75,979
Financial assets carried at cost (Notes 2 and 3)	1,000	1,000

	140,225	281,830

PROPERTY, PLANT AND EQUIPMENT, NET (Notes 2, 10, 15,
18, 19, 20, 21, 22 and 23)	430,079	389,435

GOODWILL (Notes 2, 3 and 11)	20,646	20,646

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 16)	30,964	13,123
Deferred charges, net (Note 2)	10,492	5,733
Other (Notes 17 and 19)	22,446	28,107

Total other assets	63,902	46,963

TOTAL	$940,339	$1,044,428

	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit
or loss (Notes 2, 3, 5 and 17)	$172	$262
Notes and accounts payable	12,758	12,251
Payable to related parties (Note 18)	10,347	5,137
Payable for property, plant and equipment	10,737	8,769
Income tax payable (Note 2)	635	8,316
Current portion of long-term debts (Notes 12, 17,
19 and 20)	49,743	34,418
Accrued expenses(Note 14)	37,986	21,725
Other (Note 3)	5,841	11,838

Total current liabilities	128,219	102,716

LONG-TERM DEBTS (Notes 12, 17, 19 and 20)	245,303	85,706

ACCRUED PENSION COST (Notes 2 and 14)	6,412	6,648

DEFERRED INCOME TAX LIABILITIES (Notes 2 and 16)	-	608

OTHER LIABILITIES	2,200	5,622

Total liabilities	382,134	201,300

SHAREHOLDERS' EQUITY (Notes 1, 2 and 13)
Capital stock - $0.25 par value
Authorized - 600,000 thousand shares
Issued and outstanding - 100,059 thousand shares
in 2005 and 100,138 thousand shares in 2006	25,015	25,035
Additional paid-in capital	455,059	455,717
Retained earnings	125,954	276,723
Unrealized gain on financial instruments	-	123,962
Cumulative translation adjustments	(47,823)	(38,309)

Total shareholders’ equity	558,205	843,128

TOTAL	$940,339	$1,044,428

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Per Share Data)

	2004	2005	2006

NET REVENUES (Notes 2, 18 and 22)	$427,763	$420,929	$517,706

COST OF REVENUES (Notes 15, 18 and 20)	340,663	330,786	322,654

GROSS PROFIT	87,100	90,143	195,052

OPERATING EXPENSES (Notes 15, 18 and 20)
Selling (Note 2)	11,393	11,235	8,149
General and administrative	42,474	39,891	33,931
Research and development (Note 2)	23,223	24,993	20,714

Total operating expenses	77,090	76,119	62,794

INCOME FROM OPERATIONS	10,010	14,024	132,258

NON-OPERATING INCOME (EXPENSES)
Interest income	578	1,598	3,369
Interest expense (Notes 2 and 10)	(6,765)	(12,744)	(13,165)
Equity in earnings of equity method investees (Notes 2 and 9)	9,844	6,637	18,005
Impairment loss on assets (Notes 2, 3 and 11)	(26,500)	-	-
Gain (Loss) on valuation of financial assets, net (Notes 2, 3 and 5)	314	685	(961)
Loss on valuation of financial liabilities, net (Notes 2, 3 and 5)	-	-	(770)
Foreign exchange gain (loss), net (Notes 2 and 3)	(139)	703	294
Gain on insurance settlement and impairment recovery (Note 21)	-	-	32,145
Loss on fire damage (Note 21)	-	(51,224)	-
Other	(380)	(3,465)	(7,839)

Net non-operating income (expenses)	(23,048)	(57,810)	31,078

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(13,038)	(43,786)	163,336

INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 16)	(21,209)	2,537	12,567

INCOME (LOSS) FROM CONTINUING OPERATIONS	8,171	(46,323)	150,769

(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Per Share Data)

	2004	2005	2006

DISCONTINUED OPERATIONS (Note 23)
Income from discontinued operations, net of income tax expense of $21 in 2004 and $66 in 2005	$16,968	$3,929	$-
Gain on disposal of discontinued operations, net of income tax expense of $59 in 2005	-	6,910	-

	16,968	10,839	-

NET INCOME (LOSS)	$25,139	$(35,484)	$150,769

EARNINGS (LOSS) PER SHARE
Basic
Earnings (loss) from continuing operations	$0.08	$(0.46)	$1.51
Earnings from discontinued operations	0.17	0.11	-
	$0.25	$(0.35)	$1.51

Diluted	$0.25	$(0.35)	$1.50

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	100,037,524	100,059,031	100,081,418
Diluted	100,111,113	100,059,031	100,338,261

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Share Data)

	Capital Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Financial Instruments	Net Loss not Recognized in Periodic Pension Cost	Cumulative Translation Adjustments	Total Shareholders' Equity

BALANCE, JANUARY 1, 2004	99,546,216	$24,887	$450,635	$136,299	$(400)	$(578)	$(64,856)	$545,987

Issuance of shares under stock option plans	512,815	128	4,424	-	-	-	-	4,552

Net income in 2004	-	-	-	25,139	-	-	-	25,139

Reversal of unrealized loss on financial instruments	-	-	-	-	340	-	-	340

Reversal of net loss not recognized in periodic pension cost	-	-	-	-	-	578	-	578

Translation adjustments	-	-	-	-	-	-	22,995	22,995

BALANCE, DECEMBER 31, 2004	100,059,031	25,015	455,059	161,438	(60)	-	(41,861)	599,591

Net loss in 2005	-	-	-	(35,484)	-	-	-	(35,484)

Reversal of unrealized loss on financial instruments	-	-	-	-	60	-	-	60

Translation adjustments	-	-	-	-	-	-	(5,962)	(5,962)

BALANCE, DECEMBER 31, 2005	100,059,031	25,015	455,059	125,954	-	-	(47,823)	558,205

Effect of initial adoption of ROC SFAS No. 34	-	-	-	-	83,751	-	-	83,751

Issuance of shares under stock option plans	79,201	20	658	-	-	-	-	678

Net income in 2006	-	-	-	150,769	-	-	-	150,769

Unrealized gain on financial instruments	-	-	-	-	40,211	-	-	40,211

Translation adjustments	-	-	-	-	-	-	9,514	9,514

BALANCE, DECEMBER 31, 2006	100,138,232	$25,035	$455,717	$276,723	$123,962	$-	$(38,309)	$843,128

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$25,139	$(35,484)	$150,769
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	164,908	154,302	120,638
Impairment loss on assets	26,500	-	-
Loss on fire damage (gain on insurance settlement and impairment recovery)	-	42,086	(32,145)
Provision (reversal) for doubtful accounts and sales allowances	2,491	1,422	(2,081)
Allowance for inventory obsolescence	914	959	4,845
Equity in earnings of equity method investees	(9,844)	(6,637)	(18,005)
Gain on disposal of discontinued operations	-	(6,910)	-
Loss (gain) on disposal of assets	34	3,542	(960)
Deferred income taxes	(20,597)	3,947	3,821
Other	(219)	2,450	7,389
Changes in operating assets and liabilities
Financial instruments at fair value through profit or loss	(104)	166	266
Notes and accounts receivable	(9,123)	10,446	21,540
Receivable from related parties	1,565	(11,758)	2,185
Inventories	(23,161)	16,009	(541)
Prepayments and other	(6,723)	(1,695)	(6,853)
Notes and accounts payable	(4,123)	(5,733)	(507)
Payable to related parties	3,841	(268)	(3,627)
Income tax payable	(971)	(2,571)	7,681
Accrued pension cost	1,868	1,293	236
Accrued expenses and other	1,317	4,498	(1,876)

Net cash provided by operating activities	153,712	170,064	252,775

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale financial assets-current	(24,524)	(3,117)	(154,865)
Proceeds from sale of available-for-sale financial assets-current	10,524	23,562	65,924
Acquisition of property, plant and equipment	(228,610)	(66,116)	(76,005)
Proceeds from sale of property, plant and equipment	28,671	48,174	22,135
Acquisition of long-term investments in shares of stock	(19,613)	-	-
Increase in pledged time deposits	(288)	(332)	(1,368)
Proceeds from disposal of discontinued operations	-	17,316	1,800
Increase in other assets	(19,781)	(6,077)	(6,137)
(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006

Proceeds from insurance claims	$-	$369	$26,920

Net cash provided by (used in) investing activities	(253,621)	13,779	(121,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	5,488	-	678
Increase (decrease) in short-term borrowings	18,693	(35,789)	-
Increase (decrease) in commercial paper	9,935	(28,474)	-
Proceeds from long-term debts	121,511	138,113	-
Repayments of long-term debts	(86,252)	(162,694)	(188,104)
Collection of accounts receivable sold	-	4,397	516
Increase in other liabilities	-	-	2,523

Net cash provided by (used in) financing activities	69,375	(84,447)	(184,387)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(926)	(674)	4,712

NET INCREASE (DECREASE) IN CASH	(31,460)	98,722	(48,496)

CASH , BEGINNING OF YEAR	70,949	39,489	138,211

CASH , END OF YEAR	$39,489	$138,211	$89,715

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$6,795	$12,267	$14,403
Income tax paid	$243	$219	$1,708
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$210,656	$47,875	$87,408
Decrease in payable	25,338	21,410	990
Increase in capital lease obligation	(7,384)	(3,169)	(12,393)
	$228,610	$66,116	$76,005
Cash received from sales of property, plant and equipment
Sales price	$31,530	$50,795	$20,002
Decrease (increase) in receivable	(2,859)	3,018	2,133
Proceeds from disposal of discontinued operations	-	(5,639)	-
	$28,671	$48,174	$22,135

(Continued)

ASE TEST LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars)

	2004	2005	2006
Cash received from disposal of discontinued operations
Sales price	$-	$19,116	$-
Decrease (increase) in receivable	-	(1,800)	1,800
	$-	$17,316	$1,800

Cash received from issuance of ordinary shares
Issuance of ordinary shares, net of issuance cost	$4,552	$-	$678
Decrease in receivable for issuance of ordinary shares	936	-	-
	$5,488	$-	$678

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ASE TEST LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In Thousands of U.S. Dollars, Except Share Data and Unless Stated Otherwise)

1.    ORGANIZATION AND OPERATION

Overview

ASE Test Limited (“ASE Test” or the “Company”) is a Singapore holding company which, through an exchange of its shares with its parent company, Advanced Semiconductor Engineering, Inc. (“ASE Inc.”), and other individuals, acquired substantially all of the shares of ASE Test, Inc. in May 1996.  The exchange was accounted for as a reorganization of companies under common control.  Since June 1996, the Company’s shares have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”.

J & R Holding Limited, a shareholder of the Company, offered 6,000,000 and 5,000,000 shares of the Company’s common stock in December 1997 and February 1999, respectively, in the form of Taiwan Depositary Receipts (“TDRs”).  The TDRs are traded on the Taiwan Stock Exchange under the symbol “9101” and each TDR represents 0.0125 share of the Company’s stock.

Set forth below is a brief overview of the Company’s organization structure.

The Company has four direct subsidiaries:

a.    ASE Test, Inc. (incorporated in the Republic of China (“ROC”) in December 1987), which is engaged in the testing of semiconductors.

b.    ASE Holdings (Singapore) Pte Ltd. (incorporated in Singapore in December 1994), which holds shares in ASE Test group companies;

c.    ASE Test Holdings, Limited (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which holds shares in ASE Test group companies; and

d.    ASE Test Finance Limited (“ASE Test Finance”) (incorporated in Mauritius in June 1999), which is engaged in financing activities.

ASE Holdings (Singapore) Pte Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.  ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (See Note 23).

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, United States in November 1983).  ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, which was dissolved in 2005, ASE Singapore Pte Ltd., ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

As of December 31, 2005 and 2006, the Company had approximately 5,600 and 5,300 employees, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these law, guidelines and principles, the Company should reasonably estimate the amounts of allowances for doubtful accounts, allowance for sales discounts, inventory obsolescence, depreciation of property, plant, and equipment, loss on impairment of assets, pension costs, gain (loss) on valuation of financial instruments and valuation allowance for deferred income tax assets.  Actual results may differ from these estimates. Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements using the aforementioned law, guidelines and principles with a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (See Note 24) to be consistent with the basis of presentation of the consolidated financial statements of ASE Inc.  The accompanying consolidated balance sheets are presented as of December 31, 2005 and 2006 and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2004, 2005 and 2006.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

All significant intercompany accounts and transactions have been eliminated.

Current and Noncurrent Assets and Liabilities

Current assets include cash, financial assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Financial Assets / Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss consist of financial assets or financial liabilities held or incurred for trading purposes.  These financial instruments are initially recognized at fair value, with associated transaction costs expensed as incurred.  The financial instruments are subsequently remeasured at fair value, and changes in fair value are recognized in current income (loss).  A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

Derivatives which do not qualify for hedge accounting are recorded as financial assets or liabilities at fair value through profit or loss.  Fair values of derivatives with no active market are estimated using valuation techniques.

Available-for-Sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair values of beneficiary certificates of open-end mutual funds and publicly traded stocks are determined using the net asset value and closing-price at the balance sheet date, respectively.

If certain objective evidence indicates that such available-for-sale financial asset is impaired, a loss is recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition, Accounts Receivable and Allowances for Doubtful Accounts and Sales Allowances

Revenues from semiconductor packaging services are recognized upon shipment.  Revenues from semiconductor testing services are recognized upon completion of the services or shipment.  The Company does not take ownership of:  (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications.  The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors.  Accordingly, costs of customer-supplied semiconductor materials are not included in the accompanying consolidated financial statements.  Other criteria the Company uses to determine when to recognize revenue are:  (i) existence of persuasive evidence of an arrangement,  (ii) the selling price is fixed or determinable and  (iii) collectibility is reasonably assured.

Revenues are determined using the fair value taking into account related sales discounts agreed to by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.  The Company determines the amount of allowance for doubtful accounts by examining the aging analysis of the outstanding accounts receivable and current trends in the credit quality of its customers.  An appropriate sales allowance, based on historical experience, is also recognized in the same period the sale is recognized.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a bank, which in turn issues beneficial securities or asset-backed securities based on the accounts receivable.  Under ROC Statement of Financial Accounting Standards (“ROC SFAS”) No. 33, “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on disposal of financial assets.

Inventories

Inventories including raw materials (materials received from customers for processing, mainly semiconductor wafers are excluded from inventories as title and risk of loss remain with the customers), supplies and spare parts, finished goods and work in process are stated at the lower of cost or market value. Market value represents net realizable value for finished goods and work in process, and replacement cost for raw materials, supplies and spare parts.

Raw materials, supplies and spare parts are recorded at moving average cost or weighted average cost; others are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.  Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company’s operating and financial policy decisions are accounted for using the equity method.  Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, was amortized on the straight-line method over 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 5, “Long-term Investments under Equity Method” (“ROC SFAS No. 5”), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually.  The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized.  When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks.  The costs of financial assets sold are determined using the weighted-average method.  If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment, except for machinery and equipment under operating leases, are stated at cost less accumulated depreciation and accumulated impairment.  Machinery and equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of:  (i) present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or  (ii) fair value of the leased machinery and equipment at the inception of the lease.  Machinery in transit, construction in progress and prepayments under construction are stated at cost.  These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets.  Major overhauls and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 40 years; machinery and equipment, 2 to 6 years; furniture and fixtures, 2 to 8 years; and leased assets, 2 to 6 years.  Leasehold improvements and improvements on building and business flats are amortized on a straight-line basis over the shorter of the useful life of the improvements or the lease term of the building.  In the event that an asset depreciated to its residual value is still in service, its residual value is depreciated over its re-estimated service life.

When property, plant and equipment are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, deferred charges and goodwill) may be impaired on the balance sheet date.  If there are indications, the Company estimates the recoverable amount for the asset. If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording a charge to the accumulated impairment account of the asset and such a reduction is recognized as impairment loss in current period income.  When the recoverable amount subsequently increases, then the impairment loss previously recognized would be reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of impairment loss should not exceed the carrying amount of the asset that would have been determined net of depreciation as if no impairment loss had been recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including tools, utility, telecommunications and computer network systems.  The amounts are amortized over the following periods:  tools, 2 years; utility, telecommunications and computer network systems, 2 - 5 years; and others, 2 - 5 years.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the newly revised SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No. 25”), goodwill is no longer amortized and instead is tested for impairment annually.

Employee Stock Options

All stock-based compensation for awards granted or modified after January 1, 2004 is accounted for by an interpretation issued by the Accounting Research and Development Foundation （“ARDF”） of the ROC.  The compensation cost is measured based on the intrinsic value method, for which the compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.  Total compensation cost is recognized over the requisite service or vesting period.

Pension Costs

For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.  Pension costs include service cost, interest, amortization of unrecognized net obligation and expected return on plan assets.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contribution made to employees’ personal pension accounts.

Shipping and Handling Costs

Shipping and handling costs are recorded as selling expenses and the amounts in 2004, 2005 and 2006 were $1,705 thousand, $1,382 thousand and $1,498 thousand, respectively.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Income Taxes

The Company uses an inter-period tax allocation method for income tax.  Tax effects of deductible temporary differences, unused tax credits and operating loss carryforward are recognized as deferred income tax assets, while taxable temporary differences are recognized as deferred income tax liabilities.  A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realized.

Tax credits of ASE Test, Inc. from investments in machinery and equipment, research and development and employees’ training costs are recognized in the year acquired and expensed.  Capital allowances of ASE Test Malaysia from investment in industrial buildings, machinery and equipment are recognized in the year in which they are acquired.

Adjustments of prior years’ income taxes are added to or deducted from the current year’s tax provision.

Income taxes on undistributed earnings (10%) of ASE Test, Inc., the Company’s Taiwan based subsidiary, are recorded as an expense in the year of shareholders’ approval.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of ASE Test is U.S. dollar, while the functional currencies of its major subsidiaries, ASE Test, Inc., ASE Test Malaysia and ISE Labs, Inc. are their local currencies, namely, New Taiwan dollar, Malaysia Ringgit and U.S. dollar, respectively.  Foreign currency transactions, except for derivative transactions, are recorded in the local currencies at the rates of exchange in effect when the transactions occur.  Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities denominated in foreign-currencies are settled are credited or charged to income in the year of settlement.  At the end of year, monetary assets and liabilities denominated in foreign-currencies are revalued at the prevailing exchange rates and the resulting gains or losses are recognized in current period income.

The financial statements of the Company’s subsidiaries are translated into U.S. dollars at the end of year using the following rates:  Assets and liabilities, current rates at the balance sheet date; shareholders’ equity, historical rates; and income and expenses, average rates during the year.  The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

In July 2006, the ROC ARDF issued ROC SFAS No. 37, “Intangible Assets”, which is required to be applied by the Company on January 1, 2007.  The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets.  An intangible asset should be measured initially at cost.  For an intangible asset of a finite useful life; the carrying amount shall be amortized over its useful life. On the other hand, for an intangible asset with an indefinite useful life, the carrying amount shall not be amortized.  Intangible assets shall be evaluated for impairment at least annually as required by ROC SFAS No. 35, “Accounting for Impairment of Assets” (“ROC SFAS No. 35”).  The Company does not expect the adoption of the standard on January 1, 2007 to have a significant impact on its results of operations and financial position.

In November 2006, the ROC ARDF issued ROC SFAS No. 38, “Non-current Assets Held for Sale and Discontinued Operations” (“ROC SFAS No. 38”), which is also required to be applied by the Company on January 1, 2007. Under ROC SFAS No. 38, assets classified as held-for-sale shall be measured at the lower of carrying amounts or fair values and ceased to be depreciated or amortized.  Any impairment loss shall be recognized in current earnings.  Assets classified as held-for-sale shall be presented separately on the balance sheet.  ROC SFAS No. 38 also requires the Company to disclose information of discontinued operations separately on the statements of income and cash flows or in a footnote. The Company does not expect the adoption of the standard on January 1, 2007 to have a significant impact on its results of operations and financial position.

In March 2007, the ROC ARDF issued an interpretation which requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are currently recorded as appropriations of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.

3.    ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” (“ROC SFAS No. 34”) and No. 36, “Financial Instruments: Disclosure and Presentation” (“ROC SFAS No. 36”) and other revisions of previously released SFASs.

a.    Effect of adopting the newly released SFASs and other revisions of previously released SFASs

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs.  The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

Upon adoption of ROC SFAS No. 34 and No. 36 in January, carrying amounts of the available-for-sale financial assets were adjusted to fair value, and the Company recognized $83,751 thousand of unrealized gains as a separate component of shareholders’ equity as at January 1, 2006.  Besides, there was no effect on net income for the year ended December 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised ROC SFAS No. 5 and No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized.  Such a change in accounting principle resulted in an increase in net income of $4,966 thousand and basic earnings per share (after income tax) of $0.05 for the year ended December 31, 2006.

b.    Reclassifications

Upon the adoption of ROC SFAS No. 34, certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.  The previously issued consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

1)	Short-term investments

Short-term investments were recorded at historical cost and were carried at the lower of cost or market value as of the balance sheet date.  An allowance or decline in value was provided and is charged to current income when the aggregate carrying amount of the investments exceeded the aggregate market value.  A reversal of the allowance was recorded for a subsequent recovery in the aggregate market value.

2)	Long-term Investments

Investments in companies wherein the Company did not exercise significant influence were carried at the lower of cost or market value.  Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) were made when the market value of an investment was lower than its carrying amount.  If a decline in value of the stock investment was determined to be other than temporary, such decline in value was charged against current income.

3)	Derivative financial instruments

(a)	Forward exchange contracts

Premiums or discounts on foreign currency forward exchange contracts which had been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract were deferred and amortized using the straight-line method over the contract periods.  At year end, balances of the forward exchange receivables or payables were restated based on prevailing exchange rates and the resulting gain or loss was credited or charged to income.  Any exchange gain or loss when the contract was settled was also credited or charged to income.  In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an other current asset or other current liability.

(b)	Option contracts

Written option contracts to purchase or sell foreign currencies entered into for hedging purposes are not recorded as assets or liabilities on the contract dates.  Gains or losses upon settlement were credited or charged to income.  Amounts received or paid were amortized over each contract period.  At year end, the outstanding written option contracts were marked to market with charges to current income.

When the Company had a legally enforceable right to set off the recognized amount and intends either to settle on a net basis, or to realize the asset and the liability simultaneously, the difference between receivables and payables was accounted for as either a current asset or current liability; otherwise, the receivables and payables should be accounted for as an other current asset and other current liability, respectively.

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the classifications prescribed by the newly released SFASs.  The reclassifications of the account balances of certain accounts are summarized as follows:

	Before Reclassification	After Reclassification
Balance sheet as of December 31, 2005
Prepayments and other current assets	$17,591	$17,415
Long-term investments	140,225	-
Other current liabilities	6,013	5,841
Financial assets at fair value through profit or loss	-	176
Available-for-sale financial assets – noncurrent	-	81,251
Equity method investments	-	57,974
Financial assets carried at cost-noncurrent	-	1,000
Financial liabilities at fair value through profit or loss	-	172

Statement of income for 2005
Foreign exchange gain, net	1,388	703
Gain on valuation of financial assets, net	-	685

(Continued)

	Before Reclassification	After Reclassification
Statement of income for 2004
Foreign exchange gain (loss), net	$175	$(139)
Gain on valuation of financial assets, net	-	314

(Concluded)

4.    CASH

	December 31
	2005	2006

Cash on hand	$22	$21
Checking and saving accounts	77,382	62,162
Time deposits	60,807	27,532

	$138,211	$89,715

5.    FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006

Financial assets held for trading
Forward exchange contracts	$176	$-

Financial liabilities incurred for trading
Forward exchange contracts	$172	$262

The Company entered into derivative contracts during the years ended December 31, 2005 and 2006 to manage exposures to foreign exchange rate risk.  The derivative contracts entered into by the Company did not qualify for hedge accounting prescribed by ROC SFAS No. 34 and therefore were classified as financial instruments at fair value through profit or loss.

Outstanding put forward contracts as of December 31, 2005 and 2006:

Currency	Maturity Date	Contract Amount (in Thousands)

December 31, 2005
USD/JPY	2006/03/02	USD 172 / JPY 20,000

December 31, 2006
USD/NTD	2007/01/22~2007/03/01	USD 42,000/NTD 1,352,500

For the years ended December 31, 2005 and 2006, financial instruments held or incurred for trading purposes resulted in net gains of $685 thousand and net losses of $1,731 thousand, respectively.

6.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2005	2006
Current
Open-end mutual funds	$-	$89,341

Noncurrent
Publicly-traded stocks	$81,251	$204,851

As of December 31, 2005 and 2006, the Company held 180,132,187 shares of common stock of ASE Inc. With respect to the trust arrangement, in order to comply with applicable Singapore laws, which provide that the Company may not acquire, directly or indirectly, shares in its parent company, ASE Inc., a trust was established jointly by ASE Inc. and the Company to hold and dispose of the ASE Inc. shares acquired by the Company in connection with the merger (Note 9).  Pursuant to the trust agreement, the Company’s rights with respect to the ASE Inc. shares held in trust are limited to the right to receive the proceeds from the sale of the shares and any cash dividends declared while the shares remain in trust.  The trustee is authorized to sell the shares, subject to market conditions, when such shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such shares are sold  (i) in compliance with ROC laws and regulations,  (ii) in an orderly manner in order to minimize the impact on the trading price of the shares, and  (iii) in a manner consistent with its fiduciary duties owed to the Company.

7.    NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2005	2006

Notes receivable	$68	$180
Accounts receivable	82,744	60,017
Allowance for doubtful accounts (Note 2)	(5,023)	(2,175)
Allowance for sales allowances (Note 2)	(455)	(147)

	$77,334	$57,875

The changes in allowances for sales allowances and doubtful accounts are as follows:

	Doubtful	Sales
	Accounts	Allowances

Balance at January 1, 2004	$2,386	$880
Additions	2,391	100
Write-offs	(233)	(111)
Balance at December 31, 2004	4,544	869
Additions	1,109	313
Write-offs	(630)	(727)
Balance at December 31, 2005	5,023	455
Additions	56	-
Reversal	(1,932)	(205)
Write-offs	(972)	(103)

Balance at December 31, 2006	$2,175	$147

In November 2005, ASE Test, Inc. and its parent company, ASE Inc., entered into a $100 million, three-year revolving accounts receivable securitization agreement with a bank and the credit line was increased to $200 million in June, 2006.

Under the agreement, ASE Test, Inc. and ASE Inc. transferred a pool of accounts receivable to the bank, who issued securities backed by these accounts receivable.  Proceeds received from the bank were the net carrying value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of accounts receivable sold, guarantee deposit, program fee and other related expenses.  The Company lost control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and the difference between the book value and the proceeds received was recorded as a non-operating loss.  The loss on sale of accounts receivable was $74 thousand and $1,028 thousand for the years ended December 31, 2005 and 2006, respectively.

After the transfer of the accounts receivable, the Company continues to service, administer, and collect these accounts receivable on behalf of the bank.  The Company collects on the initial receivables and transfers certain new accounts receivable having similar value to replace the collected receivables.  Collected receivables not yet replaced by new accounts receivable due to timing difference are recorded as other current liability on the balance sheet, which amounted to $4,397 thousand and $4,913 thousand as of December 31, 2005 and 2006, respectively.  Total accounts receivable sold was $9,525 thousand and $12,463 thousand as of December 31, 2005 and 2006, respectively.

8.    INVENTORIES

	December 31
	2005	2006

Raw materials	$9,334	$10,304
Work in process	4,272	2,333
Finished goods	2,393	1,831
Supplies and spare parts	6,460	5,810
Supplies in transit	434	694
	22,893	20,972
Allowance for obsolescence	(1,654)	(4,037)

	$21,239	$16,935

The changes in allowance for obsolescence are as follows:

Balance at January 1, 2004	$876
Additions	914
Write-offs	(1,150)
Balance at December 31, 2004	640
Additions	2,204
Write-offs	(1,190)
Balance at December 31, 2005	1,654
Additions	4,845
Write-offs	(2,462)

Balance at December 31, 2006	$4,037

9.  EQUITY METHOD INVESTMENTS

The investment in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999) was made in connection with the acquisition of the operation of the Motorola Semiconductor Products Sector Businesses in Paju, Korea.  As of December 31, 2005 and 2006, the Company held a 30% ownership interest in ASE Investment (Labuan) Inc. at a carrying amount of $57,974 thousand and $75,979 thousand, respectively.

Investment income under the equity method was as follows:

	2004	2005	2006

ASE Investment (Labuan) Inc.	$3,569	$6,637	$18,005
ASE Material Inc.	1,068	-	-
ASE (Chung Li) Inc.	5,207	-	-

	$9,844	$6,637	$18,005

ASE Material Inc. and ASE (Chung Li) Inc. were merged into ASE Inc. and the Company received ASE Inc.’s shares in exchange for its ownership interest in the two companies.

10.  PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2005	2006
Cost
Buildings and improvements	$113,688	$114,296
Machinery and equipment	1,001,430	927,249
Furniture and fixtures	19,091	18,964
Leased assets - machinery and equipment	10,464	23,259
Machinery in transit and prepayments	15,137	8,515
Construction in progress	372	12
	1,160,182	1,092,295
Accumulated depreciation
Buildings and improvements	46,713	52,700
Machinery and equipment	634,835	630,496
Furniture and fixtures	13,310	14,581
Leased assets - machinery and equipment	2,074	5,083
	696,932	702,860
Accumulated impairment
Buildings and improvements	402	-
Machinery and equipment	28,549	-
Furniture and fixtures	271	-
Machinery in transit and prepayments	3,834	-
Construction in progress	115	-
	33,171	-

	$430,079	$389,435

As discussed in Note 21, the Company reversed $5,641 thousand of impairment loss previously recorded to accumulated impairment.  The remaining $27,530 thousand of impairment was concluded not recoverable, and was subsequently written off to reduce the cost basis of the corresponding assets in 2006.

Capitalized interest consists of the following:
	2004	2005	2006

Total interest expense including capitalized interest	$9,609	$13,622	$13,568
Less: capitalized interest	2,844	878	403

Interest expense	$6,765	$12,744	$13,165

Capitalization rate	2.46-3.93%	2.32-3.94%	1.75-5.67%

11.  GOODWILL

The Company adopted ROC SFAS No. 35 on December 31, 2004, and recognized an impairment loss on goodwill of $26,500 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount.  The Company identified the goodwill related to the cash generating unit of ISE Labs.  The recoverable amount was the “value-in-use” of ISE Labs, which was determined based on six-years of projected cash flows, discounted at a rate of 9.58%.  The Company attributed the impairment of goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenue of ISE Labs.  The reduction in forecasted revenues was made in response to company estimates and industry trend data that suggested the outlook for semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs.  The Company performed its annual goodwill impairment test on December 31, 2005 and 2006, and found no impairment.  As described in Note 2, the goodwill was no longer amortized under ROC SFAS No. 25 after January 1, 2006. Amortization of the goodwill is reflected in general and administrative expenses in the consolidated statements of income and was $10,105 thousand and $4,966 thousand for each of the years ended December 31, 2004 and 2005.

12.  LONG-TERM DEBTS

	December 31
	2005	2006

Bank loans	$288,094	$105,039
Capital lease obligation (Note 20)	6,952	15,085
	295,046	120,124
Less: Current portion	(49,743)	(34,418)

	$245,303	$85,706

a.	Bank loans

	December 31
	2005	2006
ASE Test, Inc.
Repayment at maturity in August 2007, interest at 1.98% and 2.25% as of December 31, 2005 and 2006, respectively	$15,216	$15,339
Repayable by December 2009 in quarterly installments, interest at 2.50% and 2.69% as of December 31, 2005 and 2006, respectively	7,273	5,640
Repayable by May 2008 in semi-annual installments, interest at 3.10% as of December 31, 2005 and 2006, respectively	7,303	3,682
Others, repaid in 2006, interest from 2.50% to 3.70% as of December 31, 2005	48,107	-
	77,899	24,661
(Continued)

	December 31
	2005	2006
ISE Labs
Repayable by March 2009 in quarterly installments, interest at 4.70% and 6.10% as of December 31, 2005 and 2006, respectively	$1,745	$1,235
Repayable by July 2009 in quarterly installments, interest at 4.20% and 6.10% as of December 31, 2005 and 2006, respectively	1,523	1,143
Repaid in September 2006, interest at 5.25% as of December 31, 2005	607	-
	3,875	2,378
ASE Test Malaysia
Repaid in March 2006, interest from 5.00% to 5.29% as of December 31, 2005	13,320	-

ASE Test Finance
Repayable in semi-annual installments from August 2008 to August 2010, interest at 5.45% and 6.23% as of December 31, 2005 and 2006, respectively	78,000	78,000
Repaid in December 2006, interest at 5.73% as of December 31, 2005	115,000	-
	193,000	78,000

	$288,094	$105,039
(Concluded)

Bank loans obtained by ASE Test Finance were restricted for the use in the redemption of ASE Test Finance’s and the Company’s loans.  The Company and ASE Inc. provided guarantees for ASE Test Finance’s payment obligations under the $78,000 thousand loan.  Under the guaranty, the Company is required to maintain certain financial ratios and the tangible net worth of the Company shall not be less than $450 million at any time.

Several loan agreements specify the following non-financial covenants:

Without the prior written consent from the majority of the banks, the Company should not:

a)
Pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates.  Assets in exchange for other comparable or superior as to type are excluded from this covenant; or

b)	Merge with any other entity or make investments in excess of $100 million or acquire material assets from another entity.

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate.  In addition, several of the loan agreements have default provisions, whereby a default under one loan agreement may also trigger cross-defaults under other loan agreements.

As of December 31, 2005 and 2006, the Company was in compliance with its financial and non-financial covenants.

Long-term debt by currencies other than U.S. dollars as of December 31, 2005 and 2006 is as follows:

	December 31
	2005	2006
	(In thousands)	(In thousands)

New Taiwan dollars	NT$ 2,559,760	NT$ 803,845

Such amounts have been translated into U.S. dollars at the spot rates quoted by the Bank of Taiwan of NT$32.86 to US$1 and NT$32.596 to US$1 as of December 31, 2005 and 2006, respectively.

As of December 31, 2006, the maturities of long-term debts are as follows:

2007	$34,418
2008	20,564
2009	33,940
2010	31,202

$120,124

13.  SHAREHOLDERS’ EQUITY

As stipulated by the Company Law of the ROC, the Company's subsidiary in the ROC is required to make an appropriation for legal capital reserve at 10% of net income as determined in accordance with ROC GAAP.  Use of the legal capital reserve is restricted to certain purposes, including the offset of a deficit, and the transfer of up to 50% of the legal capital reserve to capital stock when the legal capital reserve has reached 50% of total capital stock.  As of December 31, 2006, the legal capital reserve approximated US$26,770 thousand and was not available for distribution.

As of December 31, 2006, the Company had three stock option plans, the 1999, 2000 and 2004 Option Plans.  Stock options granted under these plans are exercisable for ordinary shares of the Company and vest ratably over a period of three or five years.  The options expire five or ten years from the date of grant.

Information regarding stock options granted or modified after January 1, 2004 is presented below:

ASE Test

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value

Beginning outstanding balance	-	$-		260,000	$6.18		292,500	$6.21
Options granted	260,000	6.18	$6.18	32,500	6.50	$6.50	130,000	9.60	$9.60
Options exercised	-	-		-	-		(9,000)	6.10
Options forfeited	-	-		-	-		-	-
Options expired	-	-		-	-		-	-

Ending outstanding balance	260,000	6.18		292,500	6.21		413,500	7.28

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)

Options with exercise price of:
$5.50	60,000	24,000	7.6
$6.10	51,000	15,000	7.8
$6.50	172,500	76,500	7.6
$9.79	115,000	11,500	9.3
$8.10	15,000	7,500	9.6

	413,500	134,500

The Company has computed, for pro forma disclosure purposes, the fair value of options granted using the Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006

Risk-free interest rate	3.50%-3.88%	3.88%	4.88%
Expected life	5 years	5 years	3-5 years
Expected volatility	78.28%	59.06%	59.95-62.03%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc., the parent company, has two option plans, which were adopted in 2002 and 2004.  Under the terms of the plans, stock options are granted to employees including those of the Company.  The option rights expire ten years from the date of grant.  On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.

Information regarding the ASE Inc.’s stock option plans for the Company and its subsidiaries is as follows:

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value	Shares	Per Share	Fair Value

Beginning outstanding balance	38,852,400	$0.58		61,752,100	$0.60		52,926,580	$0.60
Options granted	25,499,500	0.79	$0.79	3,000,000	0.57	$0.57	-	-	$-
Options forfeited	(2,261,800)	0.58		(5,126,800)	0.58		(2,489,000)	0.62
Options expired	-	-		-	-		-	-
Options exercised	(338,000)	0.56		(6,698,720)	0.49		(9,908,710)	0.58

Ending outstanding balance	61,752,100	0.67		52,926,580	0.60		40,528,870	0.61

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows:

	Outstanding Shares	Exercisable Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	15,222,300	9,936,500	6.0
$0.64	4,327,170	2,302,690	6.6
$0.70	18,564,400	7,372,700	7.5
$0.57	2,415,000	-	8.4

	40,528,870	19,611,890

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected volatility	59%	47%
Expected dividend	3%	3%

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods.  Had the Company recorded compensation costs based on the estimated grant date fair value, the Company’s net income (loss) and earnings (loss) per share (in U.S. dollars) would have been as follows:

	2004	2005	2006

Net income (loss)	$25,139	$(35,484)	$150,769
Stock-based compensation expense (net of related tax effect)
From the Company	(97)	(209)	(317)
From ASE Inc.	(2,407)	(9,084)	(8,486)

Pro forma net income (loss)	$22,635	$(44,777)	$141,966

Basic EPS As reported	$0.25	$(0.35)	$1.51
Pro forma	$0.23	$(0.45)	$1.42

Diluted EPS As reported	$0.25	$(0.35)	$1.50
Pro forma	$0.23	$(0.45)	$1.41

14.  PENSION PLAN

The Labor Pension Act (the “Act”), which took effect in the ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution pension plan.  The employees who were subject to the Labor Standards Law of the ROC before the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law.  For those employees who were subject to the Labor Standards Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years as of July 1, 2005 will be retained.  Under the Act, the rate of an employer’s monthly contribution to the employees’ personal pension accounts should not be less than 6% of each employee’s monthly salary or wage.  Thus, since July 1, 2005, ASE Test, Inc. has made monthly contributions based on each employee’s salary or wage to personal pension accounts, and recognized pension costs of $885 thousand and $1,984 thousand for each year ended December 31, 2005 and 2006.

ASE Test, Inc. has a defined benefit pension plan for its regular employees.  Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement.  ASE Test, Inc. makes monthly contributions, at 2% of salaries and wages, to plan assets which are in the name of, and are administered by, the employee pension plan committee and are deposited in the Central Trust of China (the “CTC”), an ROC government agency.  Besides, ASE Test, Inc. also accrued pension cost of executive managers.  Pension cost for executive managers was $11 thousand and $288 thousand in 2005 and 2006, respectively.  As of December 31, 2005 and 2006, accrued pension cost of aforementioned plan was $11 thousand and $299 thousand, respectively.

ISE Labs, Inc. has a defined contribution plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401k.  ASE Test Malaysia and ASE Singapore Pte Ltd. also have a defined contribution plan.  The Company has no other post-retirement or post-employment benefit plans.

As of December 31, 2006, allocations by investment type of the plan assets deposited in the CTC are as follows:

Type of Investment	Allocation (%)

Cash	46
Notes	18
Equity	17
Bond	10
Other	9

100

Information about the defined benefit plans for ASE Test Inc. is summarized as follows:

a.	Components of net periodic pension cost for the year:

	2004	2005	2006

Service cost	$1,906	$1,705	$301
Interest	349	373	308
Projected return on plan assets	(78)	(117)	(109)
Amortization	172	69	11

Net periodic pension cost	$2,349	$2,030	$511

b.	Reconciliation of funded status of the plan and accrued pension cost at December 31, 2004, 2005 and 2006:

	December 31
	2004	2005	2006

Vested benefit obligation	$38	$16	$98
Non-vested benefit obligation	6,978	6,424	7,255
Accumulated benefit obligation	7,016	6,440	7,353
Additional benefits based on future salaries	5,644	4,638	5,140
Projected benefit obligation	12,660	11,078	12,493
Fair value of plan assets	(3,154)	(3,668)	(4,318)
Funded status	9,506	7,410	8,175
Unrecognized net transition obligation	(163)	(148)	(138)
Unrecognized actuarial loss	(4,172)	(814)	(1,646)
Accrued expense	(52)	(47)	(42)

Accrued pension cost	$5,119	$6,401	$6,349

Vested obligation	$42	$17	$98

c. Actuarial assumption

Discount rate	3.25%	2.75%	2.25%
Increase in future salary level	3.00%	2.5-3.0%	2.5-3.0%
Expected rate of return on plan assets	3.25%	2.75%	2.50%

d.	ASE Test, Inc. expects to make contributions of $554 thousand to its defined pension plan in 2007.

e	Expected benefit payments:

Year of Payments

2007	$105
2008	8
2009	58
2010	42
2011	52
2012 and thereafter	1,483

Plan assets and obligations reflected herein were measured as of December 31, 2006.

15.  EMPLOYEES BENEFITS, DEPRECIATION AND AMORTIZATION

	2004			2005			2006
	Cost of	Operating		Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total	Revenues	Expenses	Total

Employees benefits
Salary	$63,555	$19,393	$82,948	$51,573	$20,350	$71,923	$58,183	$22,111	$80,294
Insurance	4,281	1,575	5,856	3,561	1,360	4,921	4,129	1,826	5,955
Pension costs	4,019	1,397	5,416	3,864	1,477	5,341	3,584	1,500	5,084
Other	5,829	1,668	7,497	7,619	2,009	9,628	5,831	1,314	7,145

	$77,684	$24,033	$101,717	$66,617	$25,196	$91,813	$71,727	$26,751	$98,478

Depreciation	$141,839	$2,441	$144,280	$138,084	$2,691	$140,775	$110,830	$2,732	$113,562

Amortization	9,339	11,289	20,628	6,875	6,652	13,527	5,276	1,800	7,076

16.  INCOME TAX

The ROC government enacted the Alternative Minimum Tax Act (the “AMT Act”), which became effective on January 1, 2006.  The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act.  The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. ASE Test, Inc., the Company’s Taiwan based subsidiary, has considered the impact of the AMT Act in the determination of its tax liabilities.

a.	Income tax expense (benefit) attributable to continuing operations is summarized as follows:

	2004	2005	2006

Tax expense (benefit) based on pre-tax accounting income (loss) from continuing operations at statutory rate	$10,478	$(4,169)	$38,973
Add (deduct) tax effects of:
Permanent differences
Tax-exempt income - tax holiday	(6,146)	-	(6,450)
Other	(937)	181	(40)
Temporary differences
Depreciation and capital allowance	(1,501)	1,035	(11,569)
Depreciation	(945)	(597)	5,995
Other	3,028	53	2,089
	3,977	(3,497)	28,998
(Continued)

	2004	2005	2006

Loss carryforward	$-	$7,101	$(5,356)
Income taxes on undistributed earnings	2,244	2,369	-
Credits for investments, investment in machinery and equipment, and research and development	(4,494)	(5,637)	(14,802)
Net change in deferred income tax for the year	(22,936)	4,991	3,821
Adjustment of prior years’ income tax	-	(2,790)	(94)

Income tax expense (benefit)	$(21,209)	$2,537	$12,567
(Concluded)

The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:
	2004	2005	2006

Domestic entity	$509	$1,079	$3,580
Foreign entities
ASE Test, Inc. (25% statutory rate)	8,708	(4,314)	32,090
ASE Test Malaysia (28% statutory rate)	1,765	745	3,646
ISE Labs (federal tax rate 35% and state tax rate 6%)	(504)	(1,679)	(343)

	$10,478	$(4,169)	$38,973

ASE Test Inc. has two five-year income tax exemption projects beginning from January 2001 and 2006, respectively.  A portion of ASE Test, Inc.’s income from the testing of semiconductors is exempt from income tax.  ASE Singapore Pte Ltd., a subsidiary of ISE Labs, has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operations in Singapore for a qualifying period of 10 years commencing September 1, 1998.  During the qualifying period, all income arising from pioneer status activities is wholly exempt from income tax.  In addition, ASE Test Malaysia also has been granted pioneer status by the Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004.  During the year 2003, the Company applied to the relevant authorities to surrender its pioneer status in accordance with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance.  On September 11, 2004, the Malaysian Industrial Development Authority approved the Company’s surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal.  The per share effect (basic earnings per share) of tax holiday is $0.06 in 2004 and $0.06 in 2006.

b.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2005	2006

Current deferred income tax assets
Unused tax credits	$9,267	$22,639
Loss carryforward	4,067	-
Other	1,880	1,241
	15,214	23,880
Less : valuation allowance	(6,281)	(319)

	$8,933	$23,561
(Continued)

	December 31
	2005	2006
Noncurrent deferred income tax assets
Unused tax credits	$29,528	$9,706
Tax effect of unabsorbed capital allowance	10,263	6,284
Loss carryforward	9,294	8,196
Other	(2,818)	(17)
	46,267	24,169
Less : valuation allowance	(15,303)	(11,046)

	$30,964	$13,123

Noncurrent deferred income tax liabilities	$-	$608
(Concluded)
In assessing the realization of deferred income tax assets, the Company considers its future taxable earnings and expected timing for the reversal of temporary differences.  In addition, in the event future taxable earnings do not materialize, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets.  The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized.  Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

c.	As of December 31, 2006, unused tax credits which can be utilized to offset future income tax, are set forth below:

Year of Expiry

2007	$10,045
2008	9,883
2009	2,392
2010	2,578
2011 and thereafter	7,447

$32,345

In the ROC, tax credits may be utilized to reduce up to 50% of income tax payable each year.  In the expiring year, any remaining unused tax credits may be used entirely.

The U.S. Federal and California State net operating loss carry forwards of ISE Labs as of December 31, 2006 approximated $21.4 million and $30.4 million which expire in 2025 and 2015, respectively.

17.  DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-derivative financial instruments

Assets
Available-for-sale financial assets-current	$-	$-	$89,341	$89,341
Available-for-sale financial assets-noncurrent	81,251	165,002	204,851	204,851
Pledged time deposit ( included in other assets )	2,006	2,006	5,276	5,276

Liabilities
Long-term debts (including current portion)	295,046	295,046	120,124	120,124

Derivative financial instruments
Financial currency forward contracts	4	4	(262)	(262)

b.	Methods and assumptions used in the determination of fair values of financial instruments were as below：

1)
The aforementioned financial instruments do not include cash, notes and accounts receivable, receivables from related parties, pledged time deposit-current, notes and accounts payable, payable to related parties, accrued expenses and payables for property, plant and equipment.  These financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of available-for-sale financial assets are determined based on their quoted market prices.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	The carrying amount of pledged time deposit reflects its fair value.

4)
Fair values of long-term debts were based on the present value of expected cash flows discounted at current interest rates of similar long-term debts.  The carrying amount of long-term debts approximates their fair value.

c.
The Company recognized $314 thousand and $685 thousand of gains for the years ended December 31, 2004 and 2005, respectively, and $1,731 thousand of losses for the year ended December 31, 2006 for the changes in fair value of derivatives determined using valuation techniques.

d.
As of December 31, 2005 and 2006, financial assets exposed to fair value interest rate risk were $5,031 thousand and $6,081 thousand, respectively, financial liabilities exposed to fair value interest rate risk were $20,644 thousand and $1,781 thousand, respectively.  Financial assets exposed to cash flow interest rate risk were $77,439 thousand and $62,088 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were $267,096 thousand and $101,358 thousand, respectively.

e.
For the years ended December 31, 2004, 2005 and 2006, the Company recognized interest income of $578 thousand, $1,598 thousand and $3,369 thousand, and interest expense (including capitalized interest) of $9,609 thousand, $13,622 thousand and $13,568 thousand, respectively, for those financial assets or liabilities that are not categorized as financial assets or liabilities at fair value through profit and loss.

f.
The derivative instruments employed by the Company is to mitigate risks arising from the ordinary business operation.  All derivative transactions engaged by the Company should be designated into two purposes: hedging and speculating which are governed by separated internal guidelines and controls.  Derivative transactions enter for hedging purposes must hedge the risk against fluctuation in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match the Company’s assets and liabilities.

g.	Information about financial risk

1)	Market risk

The Company invested in open-end funds and listed shares which are traded in active market. The fair value of financial assets was changed based on market condition.  All derivative financial instruments are mainly used to hedge the exchange rate fluctuations of foreign currency denominated assets and liabilities.  Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Risk factors are including the concentration degree, components and contract amounts of financial instruments.  The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions and business organizations. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk

The Company believes its liquidity risk is low because the Company’s working capital, which includes investments in mutual funds and other marketable securities that are readily convertible to cash at or near fair market value, is sufficient to fulfill its obligations incurred in the operation.

4)	Cash flow interest rate risk

The Company mainly engages in floated-interest-rate debt.  Therefore, cash flows are expected to increase $1,014 thousand while the market interest rate increases by 1%.

18.  RELATED PARTY TRANSACTIONS

a.	Related parties

Related Parties	Relationship

ASE Inc.	Parent company
ASE Korea, Inc.	Affiliate
Hung Ching Development & Construction Co. (“HCDC”)	Affiliate
ASE (Shanghai) Inc.	Affiliate
ASE (U.S.) Inc.	Affiliate (starting August, 2004)
ASE Japan Co., Ltd. (“ASE Japan”)	Affiliate (starting May, 2004)
ASE Material Inc.	Affiliate (merged into ASE Inc. in August, 2004)
ASE Electronics, Inc. (“ASEE”)	Affiliate (starting August, 2006)

b.	Significant related party transactions:

	2004	2005	2006
1) Revenue

ASE Inc.	$16,760	$44,552	$45,086
Other	446	-	-

	$17,206	$44,552	$45,086

The revenue from related parties is generated from jointly marketed turnkey services.

	2004	2005	2006
2) Purchase of machinery and equipment

ASE Korea, Inc.	$146	$990	$7,144
ASE Inc.	-	1,124	4,716
ASE (Chung Li) Inc.	1,235	-	-
Other	4	-	-

	$1,385	$2,114	$11,860

3) Purchase of buildings - HCDC	$2,995	$7,293	$-

4) Purchase of raw materials

ASE Inc.	$2,650	$5,577	$3,123
ASE Material Inc.	3,353	-	-
Other	-	4	1,041

	$6,003	$5,581	$4,164

5) Sale of property, plant and equipment

ASE Korea, Inc.	$2,943	$14,119	$5,067
ASE Inc.	9,790	1,598	337
ASE Japan	-	1,540	1,194
Other	1,046	55	-

	$13,779	$17,312	$6,598

6) Service fees

The Company engages ASE (U.S.) Inc. as a sales agent and the service fees paid were based on monthly service-related costs and expenses incurred (limited amounts prescribed for costs and expenses).  Total service fees were $3,253 thousand for the period from August to December of 2004, and $7,674 thousand and $5,008 thousand in 2005 and 2006, respectively.

c.	Balances at year end:

	December 31
	2005	2006
Receivable
ASE Inc.	$16,394	$13,811
ASE Korea, Inc.	3,416	73
Other	467	734

	$20,277	$14,618

Payable
ASE Inc.	$9,082	$4,207
ASEE	-	565
Other	1,265	365

	$10,347	$5,137

These transactions were conducted at prices and terms comparable to those applied in transactions with unrelated companies, except for the purchases and sales of machinery and equipment which were recorded at net book values and the purchase of building from HCDC which was based on appraisal from an independent third party.

19.  ASSETS PLEDGED

The following assets have been pledged or mortgaged as collaterals for bank loans and as guarantees for the employment of foreign labor and the lease of office buildings:

	December 31
	2005	2006

Machinery and equipment, net	$28,021	$7,326
Pledged time deposit	3,908	5,276

	$31,929	$12,602

Included in other assets-other are $2,006 thousand and $5,276 thousand of time deposit which have been pledged as collateral as of December 31, 2005 and 2006, respectively.

20.  COMMITMENTS AND CONTINGENCIES

a.	Lease commitments

1)	Operating leases

ASE Test, Inc. leases the land on which its buildings are situated under various operating lease agreements with the government expiring on various dates through February 2015.  The lease agreements grant ASE Test, Inc. the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  Moreover, the Company leases machinery, equipment and office building under non-cancellable operating lease agreements.  The rental expenses for the years ended December 31, 2004, 2005 and 2006 were $40,841 thousand, $46,816 thousand and $42,523 thousand, respectively.  The future minimum lease payments under the above-mentioned operating leases are as follows:

2007	$20,081
2008	7,701
2009	5,144
2010	3,215
2011 and thereafter	655

Total minimum lease payments	$36,796

2)	Capital leases

In addition, the Company also leases machinery and equipment under non-cancellable capital lease agreements.  As of December 31, 2006, the net book value of the machinery and equipment acquired under the capital obligations amounted to $18,176 thousand.  The future minimum lease payments under capital leases as of December 31, 2006 are as follows:

2007	$14,591
2008	847
2009	36
2010	3
Total minimum lease payments	15,477
Less: Imputed interest	(392)
Present value of future lease obligations	15,085
Capital lease obligation, current	(14,225)

Capital lease obligation, long-term	$860

b.	The Company had unused letters of credit of $43 thousand as of December 31, 2006.

c.	The Company had commitments to certain vendors to purchase property, plant and equipment of approximately $52,000 thousand, and had prepaid $360 thousand as of December 31, 2006.

d.	At December 31, 2006, the Company did not have any significant unasserted claims or pending litigations.

21.   LOSS ON FIRE DAMAGE

Significant Unusual Loss

ASE Test, Inc., incurred fire damage to its production lines in Chung Li, Taiwan on May 1, 2005, and recognized an estimated loss of $52,014 thousand for damages to its machinery and equipment.  With the assistance of external counsel, the Company submitted insurance claims of $790 thousand to its insurers for compensation for damages which the Company believed to be clearly identifiable and reasonably estimated, and recorded such amount as an offset to fire loss in 2005.

The Company reached final settlement with the insurers in June 2006 with regards to the fire damage incurred to the production lines in Chung Li.  The final settlement amount of $27,289 thousand, offset by the $790 thousand recorded in 2005, was recorded in the current period.  The Company also reversed $5,641 thousand of impairment loss recognized in 2005 after a careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  Net amount of $32,145 thousand, including the reversal of $5 thousand of other accruals, was recognized as a gain on insurance settlement and loss recovery in 2006.  All of the insurance recoveries were received in August 2006.

22.   SEGMENT INFORMATION

a.	Geographical information, net revenues

	2004		2005		2006
Area	Amount	%	Amount	%	Amount	%

North America	$236,527	55	$260,224	62	$320,895	62
Asia	152,485	36	104,179	25	114,235	22
Europe	38,740	9	56,526	13	82,558	16
Australia	11	-	-	-	18	-

	$427,763	100	$420,929	100	$517,706	100

b.	Geographical information- long-lived assets

	December 31
	2005		2006
	Amount	%	Amount	%
Asia
Taiwan	$306,060	71	$282,309	73
Malaysia	76,194	18	56,300	14
Singapore	36,847	8	38,222	10
United States	10,978	3	12,604	3

	$430,079	100	$389,435	100

c.	Major customers

For the years ended December 31, 2004, 2005 and 2006, the Company did not have a single customer to which the net revenues accounted for over 10% of total net revenues.

d.	Operating segment information

Other than its investing segment, the Company has two major operating segments:  Testing, and Packaging.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics and provides testing services, including front-end engineering testing, wafer probing and final testing services.  The accounting policies of the segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Testing	Packaging	Other	Total
2004

Revenue from external customers	$343,116	$84,647	$-	$427,763
Interest income	154	83	341	578
Interest expense	(1,069)	(255)	(5,441)	(6,765)
Net interest expense	(915)	(172)	(5,100)	(6,187)
Depreciation and amortization	138,328	18,601	-	156,929
Impairment loss on assets	(26,500)	-	-	(26,500)
Segment profit (loss)	(6,248)	(10,456)	3,666	(13,038)
Segment assets	782,089	149,820	151,200	1,083,109
Expenditures for segment assets	174,382	36,274	-	210,656
Goodwill	25,612	-	-	25,612

(Continued)

	Testing	Packaging	Other	Total
2005

Revenue from external customers	$346,639	$74,290	$-	$420,929
Interest income	868	574	156	1,598
Interest expense	(3,418)	(427)	(8,899)	(12,744)
Net interest revenue (expense)	(2,550)	147	(8,743)	(11,146)
Depreciation and amortization	134,383	15,239	-	149,622
Loss on fire damage	(51,224)	-	-	(51,224)
Segment loss	(31,709)	(9,372)	(2,705)	(43,786)
Segment assets	669,190	125,561	145,588	940,339
Expenditures for segment assets	48,844	1,842	-	50,686
Goodwill	20,646	-	-	20,646

2006

Revenue from external customers	423,341	94,365	-	517,706
Interest income	1,379	1,432	558	3,369
Interest expense	(2,302)	(117)	(10,746)	(13,165)
Net interest expense	(923)	1,315	(10,188)	(9,796)
Depreciation and amortization	108,410	12,228	-	120,638
Gain on insurance settlement and impairment recovery	32,145	-	-	32,145
Segment profit	149,369	8,040	5,927	163,336
Segment assets	682,364	83,605	278,459	1,044,428
Expenditures for segment assets	85,038	2,370	-	87,408
Goodwill	20,646	-	-	20,646
(Concluded)

23.   DISCONTINUED OPERATIONS

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for $19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium.  As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below were operating results of the discontinued segment for the years ended December 31, 2004 and 2005.

	2004	From January 1, 2005 to October 3, 2005

Net revenues	$193,375	$66,493
Cost of revenues	173,389	59,819
Gross profit	19,986	6,674
Operating expenses	2,229	1,422
Non-operating expenses	768	1,257
Income from discontinued operations before income tax	16,989	3,995
Income tax expense	21	66
Income from discontinued operations	16,968	3,929

(Continued)

	2004	From January 1, 2005 to October 3, 2005
Gain on disposal of assets	$-	$6,969
Income tax expense	-	59
Gain on disposal of discontinued operations	-	6,910

Total	$16,968	$10,839
(Concluded)

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

a.	Pension benefits

ASE Test, Inc. adopted U.S. Statement of Financial Accounting Standards (“U.S. SFAS”) No. 87, “Employers’ Accounting for Pensions” (“U.S. SFAS No. 87”) on January 1, 1987, which requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“U.S. SFAS No. 158”) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation.  Previously unrecognized items such as gains or losses, prior service credits and transition assets or liabilities will be recognized in accumulated other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87. The Company adopted U.S. SFAS No. 158 on December 31, 2006.

ROC SFAS No. 18, “Accounting for Pensions” (“ROC SFAS No. 18”) is similar in many respects to U.S. SFAS No. 87 and was adopted by ASE Test, Inc. in 1996.  However, ROC SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.  The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense and the related amortization.

b.	Marketable securities

Under ROC GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market, and securities without active market were carried at cost, with only unrealized losses or impairment loss recognized.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34 and No. 36.  Financial instruments including debt securities and equity securities are recognized at fair value or including transaction costs and categorized as financial assets or liabilities at fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”) or held-to-maturity (“HTM”) securities.  FVTPL has two sub-categories, financial assets designated on initial recognition as one to be measured at fair value, and those that are classified as held for trading, which are also measured at fair value with fair value changes recognized in profit and loss.  These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“U.S. SFAS No. 115”).

Under U.S. SFAS No. 115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities.  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.  Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

ROC SFAS No. 34 and No. 36 require the Company to adjust the carry amount of trading and available-for-sale marketable securities from the lower of aggregate cost or market to fair value upon initial adoption.  Since the Company did not hold any marketable securities at December 31, 2005, no adjustments were made as a result of the adoption of these new standards.  No GAAP differences exist in the carrying amount and unrealized gains and losses for marketable securities acquired after January 1, 2006.

c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc. and ASE Test, Inc., a portion of the Company’s earnings is required to be set aside as bonuses to employees, directors and supervisors.  Bonuses to directors and supervisors are always paid in cash.  However, bonuses to employees may be granted in cash or stock or both.  All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses are charged against income in the year earned.  Shares issued as part of these bonuses are recorded at fair market value.  The total amount of the aforementioned bonuses to be paid in the following year is initially accrued based on management’s estimate pursuant to the Company‘s Articles of Incorporation.  Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by shareholders, which normally occurs during the subsequent year.

ASE Inc. pays the bonuses on behalf of the Company and does not require reimbursement.  For U.S. GAAP reporting purposes, bonus payments made by ASE Inc. directly to ASE Test, Inc.’s employees are recorded as compensation expense for the Company and credited to additional paid-in capital.

The impact of bonuses under U.S. GAAP to specific cost and expense categories is as follows:

	2004	2005	2006

Cost of revenues	$2,591	$(1,546)	$8,079
Selling, general and administrative expenses	1,080	(1,420)	3,872
Research and development	418	(236)	1,235

	$4,089	$(3,202)	$13,186

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Depreciation on the excess of book value on transfer of buildings between related parties

ASE Test, Inc. purchased buildings and facilities from its affiliate, ASE Technology, in 1997.  The purchase price was based on market value, which represented the portion of the purchase price in excess of the book value NT$17,667 thousand (US$642 thousand) was capitalized by ASE Test, Inc. as allowed under ROC GAAP.  Under U.S. GAAP, transfers of assets between related parties are recorded at historical costs.  Therefore, depreciation on the capitalized amount recorded under ROC GAAP is reversed under U.S. GAAP until the buildings and facilities are fully depreciated or disposed.

f.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.  Effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under ROC GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Prior to January 1, 2005, the Company followed U.S. GAAP in accounting for impairment of long-lived assets for ROC GAAP purposes.

As discussed in Note 21, the Company reversed $5,641 thousand of impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these damaged machinery and equipment and associated depreciation expense between ROC and U.S. GAAP are reflected in the reconciliation.

g.	Derivative financial instruments

Under ROC GAAP, prior to January 1, 2006, there were no specific accounting standards which addressed measurement for derivative instruments, except for foreign currency forward contracts.  Forward contracts were accounted for in a manner similar to that required under U.S. SFAS No. 52, “Foreign Currency Translation”.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34 which requires derivatives that do not qualify for hedge accounting be recorded as FVTPL as described in Note 2.

Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“U.S. SFAS No. 133”), as amended by U.S. SFAS No. 138, “Accounting for Certain Derixxvative Instruments and Certain Hedging Activities”, which require that all companies recognize derivative instruments as assets and liabilities in the statements of financial position at fair value.  If certain conditions are met, companies may elect to designate a derivative instrument as a hedge.  For U.S. GAAP reporting purposes, the Company does not apply hedge accounting, and derivatives have historically been, and will continue to be, recorded on the consolidated balance sheets at fair value, with changes in fair value recorded through current period earnings.

h.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”).   Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”).  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). See Note 25e for a further discussion on stock-based compensation.

ASE Inc. pays certain employee compensation amounts, by means of stock options, on behalf of the Company and does not require reimbursement.  For U.S. GAAP reporting purposes, such payments made by ASE Inc. directly to the employees of ASE Test and subsidiaries are recorded as compensation expense for the Company and credited to additional paid-in capital.

Certain characteristics of the stock options granted under the ASE 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the intrinsic value method.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by an interpretation issued by the ARDF in the ROC.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.  No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2004, 2005 and 2006.

i.	Goodwill

Prior to January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  The Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, performed an impairment analysis and recorded an impairment charge of $26,500 thousand for the year ended December 31, 2004 based on a “recoverable amount” as determined by an estimate of discounted cash flows for the next six years.  The Company found no impairment as of December 31, 2005 and 2006.

Effective January 1, 2006, the Company adopted ROC SFAS No. 25 which is similar to U.S. SFAS No. 142, “Goodwill and Other Intangible Assets’’ (“U.S. SFAS No. 142”).  The Company ceased amortization and reviewed goodwill for impairment in accordance with the provisions of the standard and ROC SFAS No. 35.  Total amortization expenses of goodwill under ROC GAAP were $10,105 thousand and $4,966 thousand in 2004 and 2005, respectively.

Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002.  U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis.  In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 “Business Combinations’’ and U.S. SFAS No. 142.

As a result, the Company ceased to amortize goodwill effective January 1, 2002.  Definite lived intangible assets will continue to be amortized over their estimated useful lives.

The determination of whether or not the goodwill is impaired under U.S. SFAS No. 142 is made by first estimating the fair value of the reporting unit and comparing such fair value with its carrying amount, including goodwill.  If the carrying amount exceeds the fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value of the reporting unit to its underlying assets and liabilities.  If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.  For the year ended December 31, 2004, the Company recognized an impairment loss of $41,500 thousand for U.S. GAAP purposes.

j.	Undistributed earnings tax

In the ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries).  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the "Task Force") concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

k.	Investments in parent company accounted for as treasury stock

Under ROC GAAP, shareholdings in the parent company are recorded as an available-for-sale financial asset and changes in fair value from a subsequent remeasurement are reported as a separate component of shareholders’ equity.  Under U.S. GAAP, according to ARB No. 51, “Consolidated Financial Statements”, there is a presumption that the parent company must approve the subsidiary's transactions.  Accordingly, unless this presumption can be overcome, the investment in the parent company's stock should be presented within the equity section of a wholly owned subsidiary's separate financial statements and be accounted for in the same manner as treasury stock.  Upon the company’s receipt of cash dividend distributed by the parent company, the cash dividend should be recorded as additional paid-in capital.

l.	Earnings per share

Under both ROC GAAP and U.S. GAAP, basic earnings per share is calculated by dividing net income by the average number of shares outstanding in each period.  Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence.  For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive.

U.S. SFAS No. 128, “Earnings per Share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share, which states that the assumed proceeds shall be the sum of  (a) the exercise price,  (b) the amount of compensation cost attributed to future services and not yet recognized, and  (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used intrinsic value method to account for its stock-based compensation under both U.S. GAAP and ROC GAAP, resulting in no unrecognized compensation expense to be included in the assumed proceeds calculation.  However, upon adoption of U.S. SFAS No. 123R, the Company now has unrecognized compensation costs, and therefore, the number of diluted shares included in the diluted earnings per share calculation under U.S. GAAP will be different from that under ROC GAAP.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	2004	2005	2006
Net income (loss)

Net income (loss) based on ROC GAAP	$25,139	$(35,484)	$150,769
Adjustments:
a. Pension benefits	7	7	11
c. Bonuses to employees, directors and supervisors	(4,089)	3,202	(13,186)
d. Depreciation of buildings	(489)	(582)	(664)
e. Depreciation on the excess of book value of buildings transferred between related parties	13	13	13
f. Impairment loss reversal
Recoverable amount	-	-	(5,641)
Depreciation on recoverable amount	-	-	791
Income tax effect	-	-	1,212
h. Stock option compensation
Stock option compensation from ASE Inc.	1,856	(7,423)	(3,750)
Stock option compensation from the Company	-	-	(3,682)
Cumulative effect of a change in accounting principle for adopting U.S. SFAS No. 123R	-	-	381
i. Goodwill
Amortization
- Consolidated subsidiary	10,105	4,966	-
- Equity-method investee	348	348	-
Impairment	(15,000)	-	-
j. Undistributed earnings tax	-	-	(8,936)
k. Cash dividend from investment in parent company accounted for as treasury stock	-	(493)	-
	(7,249)	38	(33,451)
Net income (loss) based on U.S. GAAP	$17,890	$(35,446)	$117,318

Earnings (loss) per share based on U.S. GAAP (in U.S. dollars)
Basic and diluted	$0.18	$(0.35)	$1.17

Number of shares based on U.S. GAAP (Note 25d)
Basic	100,037,524	100,059,031	100,081,418
Diluted	100,111,113	100,059,031	100,234,402

Shareholders’ equity

Shareholders’ equity based on ROC GAAP	$599,591	$558,205	$843,128

Adjustments:
a. Pension benefits and additional liability
Pension benefits	(44)	(37)	(26)
Unrecognized pension cost on adoption of U.S. SFAS No. 158	-	-	(1,712)
c. Bonuses to employees, directors and supervisors	(4,758)	-	(8,843)
d. Depreciation of buildings	(2,118)	(2,700)	(3,364)
(Continued)

	2004	2005	2006

e. Depreciation on the excess of book value of buildings transferred between related parties	$(518)	$(505)	$(492)
f. Impairment loss reversal, net	-	-	(3,638)
i. Goodwill
Amortization
- Consolidated subsidiary	30,315	35,281	35,281
- Equity-method investee	1,044	1,392	1,392
Impairment	(15,000)	(15,000)	(15,000)
j. Undistributed earnings tax	-	-	(8,936)
k. Investment in parent company accounted for as treasury stock	(81,362)	(81,422)	(81,422)
k. Unrealized gain on investment in parent company accounted for as treasury stock	-	-	(123,429)
Cumulative translation adjustments on U.S. GAAP adjustments	60	242	172
Net decrease in shareholders’ equity	(72,381)	(62,749)	(210,017)

Shareholders’ equity based on U.S. GAAP	$527,210	$495,456	$633,111

Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of year	$562,499	$527,210	$495,456
Net income (loss) for the year	17,890	(35,446)	117,318
Issuance of new shares under stock option plans	4,552	-	678
Unrecognized pension cost	646	-	-
Adjustment of pension cost upon adoption of U.S. SFAS No. 158	-	-	(1,712)
ASE Inc. shares to be distributed as bonus to employees	1,525	1,556	4,343
Stock option compensation	(1,856)	7,423	7,051
Cumulative translation adjustments for subsidiaries	22,976	(5,780)	9,444
Unrealized gain on financial instruments	400	-	533
Long-term investment in parent company accounted for as treasury stock	(81,422)	-	-
Cash dividend income from the parent company	-	493	-

Balance, end of year	$527,210	$495,456	$633,111
(Concluded)

As a result of the adjustments, the amounts of total assets under U.S. GAAP were $877,687 thousand and $844,990 thousand as of December 31, 2005 and 2006, respectively.  Total liabilities under U.S. GAAP were $382,231 thousand and $211,879 thousand as of December 31, 2005 and 2006, respectively.  A reconciliation of significant balance sheet accounts to the amounts as determined under U.S. GAAP is as follows:

	2005	2006
Available-for-sale financial assets - noncurrent

As reported	$81,251	$204,851
U.S. GAAP adjustments
Treasury stock	(81,422)	(81,422)
(Continued)

	2005	2006

Effect of change in exchange rate	$171	$-
Unrealized gain on financial instruments	-	(123,429)

As adjusted	$-	$-

Equity method investments

As reported	$57,974	$75,979
U.S. GAAP adjustment
Goodwill amortization	1,392	1,392

As adjusted	$59,366	$77,371

Building and improvements

As reported	$66,573	$61,596
U.S. GAAP adjustments
Effect of adjustments on depreciation of buildings	(2,700)	(3,364)
Excess of adjustments on buildings transferred between related parties	(505)	(492)
Effect of change in exchange rate	131	134

As adjusted	$63,499	$57,874

Machinery and equipment

As reported	$338,046	$296,753
U.S. GAAP adjustment
Impairment recovery	-	(5,641)
Depreciation	-	791

As adjusted	$338,046	$291,903

Goodwill

As reported	$20,646	$20,646
U.S. GAAP adjustments
Goodwill impairment	(15,000)	(15,000)
Goodwill amortization	35,281	35,281

As adjusted	$40,927	$40,927

Deferred income tax assets - noncurrent

As reported	$30,964	$13,123
U.S. GAAP adjustments
Undistributed earnings tax	-	(8,936)
Effect of impairment recovery	-	1,212
Effect of change in exchange rate	-	36

As adjusted	$30,964	$5,435

(Continued)

	2005	2006

Accrued expenses

As reported	$37,986	$21,725
U.S. GAAP adjustments
Bonus to employees, directors and supervisors	-	8,843
Effect of change in exchange rate	9	(53)

As adjusted	$37,995	$30,515

Accrued pension cost
As reported	$6,412	$6,648
U.S. GAAP adjustments
Pension benefits	37	26
Unrecognized pension cost on adoption of U.S. SFAS No. 158	-	1,712
Effect of change in exchange rate	51	51

As adjusted	$6,500	$8,437
(Concluded)

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. SFAS No. 95, “Statement of Cash Flows”.  The principal differences between the two standards relate to classification.  Cash flows from investing activities for changes in deferred charges, refundable deposits and other assets-miscellaneous, and cash flows from financing activities for changes in guarantee deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. SFAS No. 95.

25.   ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recently issued accounting standards

In February 2006, the FASB issued U.S. SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“U.S. SFAS No. 155”).  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  U.S. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  U.S. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The fair value election provided for in this U.S. SFAS No. 155 may also be applied upon adoption of U.S. SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of U.S. SFAS No. 155.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year.  The Company does not expect the adoption of U.S. SFAS No. 155 to impact the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued U.S. SFAS No. 156, “Accounting for Servicing of Financial Assets” (“U.S. SFAS No. 156”), which  (i) provides revised guidance on when a servicing asset and servicing liability should be recognized,  (ii) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable, and  (iii) permits an entity to elect to measure servicing assets and liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur.  The Company believes that there is no impact on the results of operations and financial position of the Company upon adopting U.S. SFAS No. 156.

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements” (“U.S. SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective for the Company beginning January 1, 2008.  The Company is currently assessing the potential impact that the adoption of U.S. SFAS No. 157 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (“U.S. SFAS No. 158”).  Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  U.S. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end.  The Company adopts all requirements of U.S. SFAS No. 158 in its fiscal year ended December 31, 2006.  Upon the adoption of U.S. SFAS No. 158, the Company recognized a decrease to accumulated other comprehensive income of $1,712 thousand as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal 2007.  The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption.  The Company is currently evaluating the effect that the adoption of FIN 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108 (“SAB No.108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”.  SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.  SAB No. 108 is effective for the Company’s fiscal year 2006 annual financial statements.  The Company believes that there is no impact on the results of operations and financial position of the Company after adopting SAB No. 108.

b.	Pension

According to U.S. SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, the pension information about the defined benefit plans is disclosed below:

	2004	2005	2006
Components of net periodic pension cost
Service cost	$1,906	$1,705	$301
Interest cost	349	373	308
Expected return on plan assets	(78)	(117)	(109)
Amortization of prior service cost	165	59	-

Net periodic pension cost	$2,342	$2,020	$500

Change in benefit obligation
Benefit obligation at beginning of year	$10,855	$12,660	$11,078
Service cost	1,906	1,705	301
Interest cost	349	373	308
Actuarial gain (loss)	(1,038)	(3,325)	815
Benefits paid	(163)	-	(95)
Exchange difference	751	(335)	86
Benefit obligation at end of year	12,660	11,078	12,493
Change in plan assets
Fair value of plan assets at beginning of year	2,386	3,154	3,668
Employer contribution	554	570	620
Actual return on plan assets	32	49	97
Benefits paid	-	-	(95)
Exchange difference	182	(105)	28
	3,154	3,668	4,318
Funded status	9,506	7,410	8,175
Unrecognized actuarial loss	(4,240)	(874)	-
Accrued expense	(52)	(47)	(37)

Net amount recognized (recognized as accrued pension cost)	$5,214	$6,489	$8,138

Actuarial assumptions:

Discount rate	3.25%	2.75%	2.25%
Rate of compensation increase	3.00%	2.5%-3.0%	2.5%-3.0%
Expected return on plan assets	3.25%	2.75%	2.50%

c.	Income tax (benefit)

A reconciliation of income tax (benefit) attributable to continuing operations for the years ended December 31, 2004, 2005 and 2006 calculated on pre-tax financial statement income (loss) from continuing operations based on the statutory tax rate and the income tax expense (benefit), which conforms to U.S. GAAP, is as follows:

	2004	2005	2006

Tax expense (benefit) based on pre-tax accounting income (loss) from continuing operations at statutory rate	$9,920	$(4,481)	$33,818
Add (deduct) tax effects of:
Permanent differences
Bonuses to directors, supervisors and employees	1,022	(801)	3,297
Stock option compensation	(464)	1,113	1,858
Tax-exempt income - tax holiday	(6,146)	-	(6,450)
Other	(937)	181	(40)
(Continued)

	2004	2005	2006

Deferred	$(26,848)	$(155)	$(15,678)
Loss carryforward	-	7,101	(5,356)
Income taxes on undistributed earnings	2,244	2,369	8,936
Adjustment of prior years’ income tax	-	(2,790)	(94)

Income tax expense (benefit)	$(21,209)	$2,537	$20,291
(Concluded)
The above-mentioned taxes on pre-tax accounting income (loss) from continuing operations based on the applicable statutory rates for both domestic and foreign entities are shown below:

	2004	2005	2006

Domestic entity	$509	$1,079	$3,580
Foreign entities
ASE Test, Inc. (25% statutory rate)	8,150	(4,626)	26,935
ASE Test Malaysia (28% statutory rate)	1,765	745	3,646
ISE Labs (federal tax rate 35% and state tax rate 6%)	(504)	(1,679)	(343)

	$9,920	$(4,481)	$33,818

Deferred income tax assets and liabilities are summarized as follows:

	2005	2006

Current deferred income tax assets
Unused tax credits	$9,267	$22,639
Loss carryforward	4,067	-
Other	1,880	1,241
	15,214	23,880
Less: valuation allowance	(6,281)	(319)

	$8,933	$23,561

Noncurrent deferred income tax assets
Unused tax credits	$29,528	$2,018
Tax effect of unabsorbed capital allowance	10,263	6,284
Loss carryforward	9,294	8,196
Other	(2,818)	(17)
	46,267	16,481
Less: valuation allowance	(15,303)	(11,046)

	$30,964	$5,435

Noncurrent deferred income tax liabilities	$-	$608

d.	Earnings (loss) per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share.  Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share includes the effect of dilutive equivalent common shares (stock options issued during the year using the treasury stock method).

Following is a reconciliation of amounts used in the computation of basic and diluted earnings per share:

	2004	2005	2006

Net income (loss) under U.S. GAAP
Income (loss) from continuing operations	$922	$(46,285)	$116,937
Discontinued operations	16,968	10,839	-
Cumulative effect of a change in accounting principle, net of tax	-	-	381
	$17,890	$(35,446)	$117,318

Weighted average number of shares, as adjusted - denominator
Basic	100,037,524	100,059,031	100,081,418
Effect of dilutive securities	73,589	-	152,984
Diluted	100,111,113	100,059,031	100,234,402

Earnings (loss) per share (in U.S. dollars)
Basic
Earnings (loss) from continuing operations	$0.01	$(0.46)	$1.17
Earnings from discontinued operations	0.17	0.11	-
Earnings from cumulative effect of a change in accounting principle	-	-	-
	$0.18	$(0.35)	$1.17

Diluted
Earnings (loss) from continuing operations	$0.01	$(0.46)	$1.17
Earnings from discontinued operations	0.17	0.11	-
Earnings from cumulative effect of a change in accounting principle	-	-	-
	$0.18	$(0.35)	$1.17

The computation of diluted earnings per share exclude 10,803,859, 10,491,064 and 10,172,054 anti-dilutive options for the years ended December 31, 2004, 2005 and 2006, respectively. While these options were anti-dilutive for the respective periods, they could be dilutive in the future.  No stock options were considered dilutive for the year ended December 31, 2005 as a result of net loss.

e.	Stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated the results of operations for prior years.  Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123.  In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonable estimate their grant-date fair value under the requirement of U.S. SFAS No. 123.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R.  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.  The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from changes in accounting principle of $381 thousand, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.  Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted from ASE Inc. under the intrinsic value method prescribed by APB 25, and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies.  The Company has applied the provisions of SAB 107 in its adoption of U.S. SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income taxes and net income for the year ended December 31, 2006 were lower by $5,178 thousand and $3,884 thousand, respectively, than if the Company had continued to account for stock-based compensation under APB 25.  The impact on both basic and diluted earnings per share for the year ended December 31, 2006 was a decrease of $0.04.  In addition, prior to the adoption of U.S. SFAS No. 123R, the Company presented the tax benefit of stock options exercised as an operating cash flow.

Information regarding ASE Test’s and ASE Inc’s stock option plans is as follows.

ASE Test

ASE Test has three stock option plans, the 1999 Option Plan, 2000 Option Plan and 2004 Option Plan.  Up to 2,000,000, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 Option Plans, respectively.

The 1999, 2000 and 2004 Option Plans granted the following stock options to purchase ASE Test’s shares which vest ratably over a period of three or five years from the date of grant until the expiration of options, to directors, officers and key employees.  If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price under each of the aforementioned stock option plans was equal to the stock’s market price on the date of grant.  Options granted under the 1999, 2000 and 2004 Option Plans expire 5 or 10 years after grant.

Information regarding the option plans of ASE Test is presented below:

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	thousands)

Beginning outstanding balance - January 1, 2004	13,301,418	11.80
Options granted	260,000	6.18	$6.18
Options exercised	(512,815)	8.90
Options forfeited	(417,815)	11.82
Options expired	(1,753,340)	20.00
Ending outstanding balance - December 31, 2004	10,877,448	10.48
Options granted	32,500	6.50	$6.50
Options exercised	-	-
Options forfeited	(358,884)	10.97
Options expired	(60,000)	25.00
Ending outstanding balance - December 31, 2005	10,491,064	10.37
Options granted	130,000	9.60	$9.60
Options exercised	(79,201)	8.56
Options forfeited	(216,825)	11.60
Options expired	-	-

Ending outstanding balance - December 31, 2006	10,325,038	10.34		$16,660

Ending exercisable balance - December 31, 2006	9,025,838	10.18		$15,479

As of December 31, 2006, the number of options that are expected to vest was 1,278,131.

Total intrinsic value of options exercised in the years ended December 31, 2004 and 2006 was $2,144 thousand and $76 thousand, respectively.

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding			Exercisable
	Number of Shares	Weighted Average Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Price	Weighted Average Remaining Life (Years)
Options with exercise price of:
$20-$25	596,900	$22.35	2.93	596,900	$22.35	2.94
$11.5-$12.95	2,139,450	12.81	6.48	1,176,450	12.70	6.69
$5.5-$9.79	7,588,688	8.70	4.34	7,252,488	8.77	4.17

	10,325,038		4.74	9,025,838		4.39

ASE Test has used the fair value based method (based on the Black-Sholes model) to evaluate the options granted with the following assumptions:

	2004	2005	2006

Risk-free interest rate	3.50-3.88	3.88%	4.88%
Expected life	5 years	5 years	3-5 years
Expected volatility	78.28%	59.06%	59.95%-62.03%
Expected dividend	0%	0%	0%

ASE Inc.

ASE Inc., the parent company, has two option plans, the 2002 Option Plan and 2004 Option Plan.  The maximum number of units authorized to be granted under the 2002 and 2004 Option Plan is 160 million and 140 million, respectively, with each unit representing one share of ASE Inc.  Under the terms of the plans, stock option rights are granted to employees, including those of the Company, which have an exercise price equal to the closing price of the ASE Inc. common stock as per the Taiwan Stock Exchange on the date of grant, and such exercise price is subject to retroactive adjustment in the event of certain capital transactions in subsequent periods.  The option rights expire ten years from the date of grant.  On the second anniversary of the grant date, 40% of the options become vested and the remaining options vest ratably over a period of three years thereafter.  Under the 2002 and 2004 Option Plans, 41,603,100 and 28,499,550 units were granted, respectively, by ASE Inc. to employees of the Company.

Information regarding the options issued to employees of the Company under ASE Inc.’s stock option plans for the Company is as follows (in U.S. dollars):

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	thousands)

Beginning outstanding balance - January 1, 2004	38,852,400	$0.58
Options granted	25,499,500	0.79	$0.79
Options forfeited	(2,261,800)	0.58
Options expired	-	-
Options exercised	(338,000)	0.56
Ending outstanding balance - December 31, 2004	61,752,100	0.60
Options granted	3,000,000	0.57	$0.57
Options forfeited	(5,126,800)	0.58
Options expired	-	-
Options exercised	(6,698,720)	0.49
Ending outstanding balance - December 31, 2005	52,926,580	0.60
Options granted	-	-	$-
Options forfeited	(2,489,000)	0.62
Options expired	-	-
Options exercised	(9,908,710)	0.58
Ending outstanding balance - December 31, 2006	40,528,870	0.61		$21,392

Ending exercisable balance - December 31, 2006	19,611,890	0.59		$$10,736

As of December 31, 2006, the number of options that are expected to vest was 19,168,273.

Total intrinsic value of options exercised in the years ended December 31, 2004, 2005 and 2006 was $62 thousand, $ 1,331 thousand and $4,001 thousand, respectively.

The weighted average exercise price and remaining contractual life of the options outstanding as of December 31, 2006 are as follows:

	Outstanding		Exercisable
	Number of Shares	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Remaining Life (Years)
Options with exercise price
$0.49	15,222,300	6.0	9,936,500	6.0
$0.64	4,327,170	6.6	2,302,690	6.6
$0.70	18,564,400	7.5	7,372,700	7.5
$0.57	2,415,000	8.4	-	-

	40,528,870	6.9	19,611,890	6.6

The 2002 Option Plan is accounted for as a variable plan, as a result of a provision in the plan which would require an adjustment of the exercise price in accordance with a prescribed formula based on occurrence of certain future events.  Accordingly, no adjustment is required for purposes of the pro forma compensation expense calculated in accordance with U.S. SFAS No. 123 before January 1, 2006 for these options.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, and remeasured at each reporting date through the date of exercise or other settlement.

The fair value of the option plan issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Risk-free interest rate	2.50%	1.80%
Expected life	5 years	5 years
Expected dividend	3.00%	3.00%
Expected volatility	59%	47%

Prior to January 1, 2006, no compensation cost was recognized except 2002 Option Plan of ASE Inc.  Therefore, for purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense ratably over the option vesting periods.  Had the Company recorded compensation costs based on the estimated grant date fair value for 2004 and 2005, as defined by U.S. SFAS No. 123, the Company’s net income (loss) would have been reduced to the pro forma amounts below (earnings (loss) per share in U.S. dollars).
	2004	2005

Net income (loss) based on U.S. GAAP	$17,890	$(35,446)
Stock-based compensation expense (net of related tax effect)
From the Company	(13,998)	(10,525)
From ASE Inc.	(836)	(1,660)

Pro forma net income (loss)	$3,056	$(47,631)

Basic earnings (loss) per share
As reported	$0.18	$(0.35)
Pro forma	$0.03	$(0.48)

Diluted earnings (loss) per share
As reported	$0.18	$(0.35)
Pro forma	$0.03	$(0.48)

The pro forma amounts reflect compensation expense related to option grants under the 1999, 2000 and 2004 Option Plans of the Company and 2004 Option Plan of ASE Inc.

f.	According to U.S. SFAS No. 130, “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 are presented below:

	2004	2005	2006

Net income (loss) based on U.S. GAAP	$17,890	$(35,446)	$117,318
Translation adjustment on subsidiaries	22,976	(5,780)	9,444
Unrecognized pension cost	646	-	-
Unrealized gain on financial instruments	400	-	533

Comprehensive income (loss)	$41,912	$(41,226)	$127,295

g.	Goodwill

As of January 1, 2002, the Company adopted U.S. SFAS No. 142, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis.  In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.  The Company performed its annual goodwill impairment test on December 31, 2006 and found no impairment.  As of December 31, 2006, the Company had $40,927 thousand of goodwill.

ASE TEST LIMITED
SUPPLEMENTARY FINANCIAL STATEMENTS

BALANCE SHEET
December 31, 2006
(Expressed in Thousands of US dollars)

	Note	2006	2005
		$	$

ASSETS

Current assets
Cash and cash equivalents		3,784	8,516
Other receivables and prepayments	3	8,959	24,148
Total current assets		12,743	32,664

Non-current assets
Investments in subsidiaries	4	674,935	509,506
Investments in associates	5	75,979	57,974
Available-for-sale financial assets	6	197,303	76,899
Financial assets carried at cost		1,000	1,000
Total non-current assets		949,217	645,379

Total assets		961,960	678,043

LIABILITIES AND EQUITY

Current liability
Other payables	7	118,832	119,838

Capital and reserves
Issued capital	8	25,035	25,015
Share premium		455,717	455,059
Unrealised gain on financial instruments		123,961	-
Currency translation reserve		(38,309)	(47,823)
Accumulated profits		276,724	125,954
Total equity		843,128	558,205

Total liabilities and equity		961,960	678,043

See accompanying notes to supplementary financial statements.

ASE TEST LIMITED AND SUBSIDIARIES
NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS
December 31, 2006

1	GENERAL

The company (Registration No. 199508552K) is incorporated in the Republic of Singapore with its principal place of business and registered office at One Marina Boulevard #28-00, Singapore 018989.  The supplementary financial statements are expressed in thousands of United States dollars.

The company is a subsidiary of J & R Holding Limited, incorporated in Taiwan. The company’s ultimate holding company is Advanced Semiconductor Engineering, Inc., incorporated in Taiwan.

The principal activity of the company is that of an investment holding company.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIC OF ACCOUNTING - The company is listed on the National Association of Securities Dealers Automated Quotations National Market System (“NASDAQ”).  In view of the composition of the company’s shareholders, its business strategy and capital raising plans, the company ceased the application of Singapore Statements of Accounting Standard (“SAS”) effective January 2000 and adopted generally accepted accounting principles in the Republic of China (“ROC GAAP”) as its comprehensive basis of accounting for financial reporting purposes, with a description of the differences and the adjustments required to reconcile the financial statements to generally accepted accounting principles in the United States of America as set out in the accompanying notes to the consolidated financial statements.  This is to comply with the requirements of the United States of America Securities and Exchange Commission.

The company believes that ROC GAAP is the most relevant basis of accounting and that US dollar is the most appropriate functional and presentation currency.  The adoption of ROC GAAP was applied retrospectively, as if the company had adopted ROC GAAP since its inception.

In the company’s financial statements, equity method of accounting is applied to the carrying values of subsidiaries and associates.

REQUIREMENTS OF THE COMPANIES ACT - The consolidated ROC GAAP financial statements of the company are set out on pages 11 to 71.  Under ROC GAAP, the company is not required to present the company’s financial statements.  In order to comply with the additional requirements of the Singapore Companies Act (the “Act”), to the extent such requirements are not dealt with in the ROC GAAP financial statements or have not been waived by exemption orders of the Accounting & Corporate Regulatory Authority, the company presents additional financial information in this set of supplementary financial statements (“the supplementary financial statements”).  The ROC GAAP consolidated financial statements together with the supplementary financial statements comprise the statutory financial statements of the company.  The statutory financial statements of the company do not comply with the Singapore Financial Reporting Standards.

The supplementary financial statements should be read in conjunction with the ROC GAAP consolidated financial statements, and comprise the balance sheet of the company as at December 31, 2006.

3	OTHER RECEIVABLES AND PREPAYMENTS

	2006	2005
	$	$

Subsidiaries (Note 4)	8,831	23,662
Other receivables and prepayments	128	486
	8,959	24,148

4	INVESTMENTS IN SUBSIDIARIES
	2006	2005
	$	$

Balance, at beginning of year	509,506	565,544
Additional investment in:
ASE Test, Inc	-	5,961
	509,506	571,505
Share of current year results	220,013	(39,964)
Share of other reserves	13,072	(5,902)
Dividend received	(67,656)	(16,133)
	674,935	509,506

Details of the subsidiaries as at December 31, 2006 and 2005 are as follows:

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company
			2006	2005	2006	2005
			%	%	$	$

Held by the Company

ASE Test, Inc#	Testing of Integrated circuits	Taiwan, Republic China	99.98	99.98	191,029	191,029

ASE Holdings (Singapore) Pte Ltd*	Investment holding	Singapore	100	100	66,315	66,315

ASE Test Holding, Limited+	Investment holding	Cayman Islands	100	100	224,681	224,681

ASE Test Finance Limited+@	Financing activities	Mauritius	100	100	-	-

Held by ASE Holdings (Singapore) Pte Ltd, a subsidiary

ASE Electronics (M) Sdn. Bhd.#	Packaging and testing of integrated circuits	Malaysia	100	100	-	-

Held by ASE Test Holding, Limited, a subsidiary

ISE Labs, Inc.+	Testing of integrated circuits	State of California, United States America	100	100	-	-

Held by ISE Labs, Inc, a subsidiary

ISE Labs Hong Kong Limited+	Liquidated in 2006	Hong Kong	100	100	-	-

ASE Singapore Pte. Ltd*	Testing of integrated circuits	Singapore	100	100	-	-

ISE Technology Inc+	Dormant	State of California, United States of America	100	100	-	-

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company
			2006	2005	2006	2005
			%	%	$	$
Digital Testing Services Inc.+	Dormant	State of California Unites States of America	100	100	-	-

					482,025	482,025

#	Audited by overseas practices of Deloitte Touche Tohmatsu.

+	Audited by overseas practices of Deloitte Touche Tohmatsu for consolidation purposes.

*	Audited by Deloitte & Touche, Singapore.

@	Unconsolidated cost of investment is US$2 as at December 31, 2006 and 2005.

5	INVESTMENTS IN ASSOCIATES
	2006	2005
	$	$

Balance, at beginning of year	57,974	51,337

Share of current year results	18,005	6,637

	75,979	57,974

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company
			2006	2005	2006	2005
			%	%	$	$
Held by the Company
ASE Investment (Labuan) Inc.	Investment holding	Malaysia	30	30	-	-
					54,304	54,304

Name of Company	Principal activities	Country of incorporation and operations	Percentage of equity held by the Company		Cost of investment by the Company
			2006	2005	2006	2005
			%	%	$	$
Held by ASE Investment (Labuan) Inc., an associate
ASE (Korea) Inc.	Packaging and testing of integrated circuits	Korea	30	30	-	-
					54,304	54,304
6	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2006	2005
	$	$

At cost:
Quoted equity shares (a)	76,899	76,899

Market value of:
Quoted equity shares	197,303	144,287

Note (a)

On August 1, 2004, ASE (Chung Li) Inc. and ASE Material Inc. were merged into ASE Inc. with stock exchange ratio of 1:0.85 and 1:0.5, respectively.  Upon the completion of the merger, all of the assets and liabilities of ASE (Chung Li) Inc. and ASE Material Inc. were taken over by ASE Inc.  The Company received 154,175 thousand shares through such merger.   As a Singapore incorporated company, pursuant to the applicable Singapore regulations, the Company may not acquire, directly or indirectly, shares or units of shares in its parent company, ASE Inc.  In order to comply with this regulation, a trust has been established to hold and dispose of the ASE Inc. shares obtained in connection with this merger. The company does not have any rights with respect to the common shares held in trust, other than the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

Fair values of available-for-sale financial assets are determined at their quoted market prices.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

7	OTHER PAYABLES

	2006	2005
	$	$

Subsidiaries (Note 4)	118,620	118,646
Other payables	212	1,192
	118,832	119,838

	2006	2005
	$	$
Issued and fully paid:
100,138,232 (2005 : 100,059,031) ordinary shares of $0.25 each	25,035	25,015

Please see Note 13 to the consolidated financial statements for information on the stock option plans of the Company.

ASE TEST LIMITED AND SUBSIDIARIES

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying supplementary financial statements of the company and consolidated financial statements of the group set out on pages 11 to 73 are drawn up so as to give a true and fair view of the state of affairs of the company and of the group as at December 31, 2006 and of the results, changes in equity and cash flows of the group for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

ON BEHALF OF THE DIRECTORS

……………………………………….
Joseph Hung-Szu Tung

……………………………………….
Liu His-Liang, Freddie

April 30, 2007